UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 28, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting
Dividend announcement
SIGNATURES

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 24, 2008, resolutions were passed on Items 3 — 9 of the Agenda. The exact wording of the resolutions is set out in the Notice of Annual Shareholders’ Meeting furnished under cover of Siemens AG’s Form 6-K dated December 3, 2007. The following are the detailed voting results (percentages represent approximations):
a)	Resolution on the postponement of Item 4 of the Agenda (all members but Peter Löscher)

Yes	No
90.836% (346,443,985)	9.164% (34,950,919)
b)	Resolution on the postponement of Item 5 of the Agenda (Heinrich v. Pierer)

Yes	No
90.595% (345,457,623)	9.405% (35,860,900)
c)	Resolution on Item 3 of the Agenda (to consider and vote upon appropriation of the net income of Siemens AG to pay a dividend)

Yes	No
99.324% (437,085,838)	0.676% (2,970,564)
d)	Resolution on Item 4 of the Agenda (to ratify the acts of the Managing Board)

Individual ratification of Klaus Kleinfeld:

Resolution postponed

Individual ratification of Peter Löscher:

Yes	No
98.709% (393,150,202)	1.291% (5,140,482)
Individual ratification of Johannes Feldmayer:

Resolution postponed

Individual ratification of Heinrich Hiesinger:

Resolution postponed

Individual ratification of Joe Kaeser:

Resolution postponed

Individual ratification of Rudi Lamprecht:

Resolution postponed

Individual ratification of Eduardo Montes:

Resolution postponed

Individual ratification of Jürgen Radomski:

Resolution postponed

Individual ratification of Erich R. Reinhardt:

Resolution postponed

Individual ratification of Hermann Requardt:

Resolution postponed

Individual ratification of Uriel J. Sharef:

Resolution postponed

Individual ratification of Klaus Wucherer:

Resolution postponed

e)	Resolution on Item 5 of the Agenda (to ratify the acts of the Supervisory Board)

Individual ratification of Heinrich v. Pierer:

Resolution postponed

Individual ratification of Gerhard Cromme:

Yes	No
87.206% (355,734,807)	12.794% (52,187,648)
Individual ratification of Ralf Heckmann:

Yes	No
89.742% (364,741,101)	10.258% (41,690,501)
Individual ratification of Josef Ackermann:

Yes	No
90.602% (365,506,994)	9.398% (37,912,505)
Individual ratification of Lothar Adler:

Yes	No
90.790% (366,067,980)	9.210% (37,130,677)
Individual ratification of Gerhard Bieletzki:

Yes	No
90.792% (366,085,191)	9.208% (37,124,565)
Individual ratification of John David Coombe:

Yes	No
90.734% (365,840,566)	9.266% (37,359,277)
Individual ratification of Hildegard Cornudet:

Yes	No
90.729% (365,831,335)	9.271% (37,380,374)
Individual ratification of Birgit Grube:

Yes	No
90.866% (366,396,247)	9.134% (36,827,190)

Individual ratification of Bettina Haller:

Yes	No
92.871% (382,459,402)	7.129% (29,354,889)
Individual ratification of Heinz Hawreliuk:

Yes	No
89.814% (364,997,937)	10.186% (41,394,040)
Individual ratification of Berthold Huber:

Yes	No
90.851% (366,362,497)	9.149% (36,893,808)
Individual ratification of Walter Kröll:

Yes	No
90.832% (366,240,142)	9.168% (36,964,228)
Individual ratification of Michael Mirow:

Yes	No
92.875% (380,576,208)	7.125% (29,195,190)
Individual ratification of Wolfgang Müller:

Yes	No
91.021% (367,203,179)	8.979% (36,221,229)
Individual ratification of Georg Nassauer:

Yes	No
90.813% (366,369,051)	9.187% (37,058,970)
Individual ratification of Thomas Rackow:

Yes	No
92.297% (373,845,258)	7.703% (31,198,195)
Individual ratification of Dieter Scheitor:

Yes	No
92.838% (381,268,085)	7.162% (29,410,502)
Individual ratification of Albrecht Schmidt:

Yes	No
90.717% (365,803,859)	9.283% (37,429,510)
Individual ratification of Henning Schulte-Noelle:

Yes	No
89.951% (366,596,398)	10.049% (40,953,472)
Individual ratification of Peter von Siemens:

Yes	No
90.930% (366,723,864)	9.070% (36,577,071)

Individual ratification of Jerry I. Speyer:

Yes	No
90.686% (365,647,215)	9.314% (37,550,563)
Individual ratification of Lord lain Vallance of Tummel:

Yes	No
90.931% (366,687,751)	9.069% (36,567,212)
f)	Resolution on Item 6 of the Agenda (to ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements and for the review of the Interim Financial Statements)

Yes	No
93.436% (409,118,270)	6.564% (28,737,096)
g)	Resolution on Item 7 of the Agenda (to consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights)

Yes	No
98.260% (430,480,137)	1.740% (7,619,033)
h)	Resolution on Item 8 of the Agenda (to consider and vote upon a resolution authorizing the use of equity derivatives in connection with the acquisition of Siemens shares pursuant to §71 (1), no. 8, German Stock Corporation Act, and the exclusion of shareholders’ preemptive and tender rights)

Yes	No
94.840% (416,746,167)	5.160% (22,670,892)
i)	Resolution on Item 9 of the Agenda (to consider and vote upon a resolution on new elections to the Supervisory Board)

Election of Josef Ackermann:

Yes	No
95.315% (392,482,018)	4.685% (19,289,363)
Election of Jean-Louis Beffa:

Yes	No
99.210% (413,496,345)	0.790% (3,292,558)
Election of Gerd von Brandenstein:

Yes	No
99.326% (414,294,886)	0.674% (2,809,098)
Election of Gerhard Cromme:

Yes	No
94.227% (387,379,211)	5,773% (23,733,296)
Election of Michael Diekmann:

Yes	No
98.134% (408,602,157)	1.866% (7,769,312)
Election of Hans Michael Gaul:

Yes	No
99.231% (414,055,723)	0.769% (3,206,099)

Election of Peter Gruss:

Yes	No
99.379% (408,923,849)	0.621% (2,553,448)
Election of Nicola Leibinger-Kammüller:

Yes	No
99.381% (414,843,301)	0.619% (2,580,264)
Election of Håkan Samuelsson:

Yes	No
99.353% (414,726,752)	0.647% (2,697,125)
Election of Lord Iain Vallance of Tummel:

Yes	No
99.498% (407,306,361)	1.502% (6,208,512)

Siemens
Dividend announcement
(English translation of publication in the Börsenzeitung)
ISIN DE0007236101
The Annual Shareholders’ Meeting of Siemens AG on January 24, 2008 resolved that the unappropriated net income of €1,462,725,473.60 for fiscal year 2006/2007 be used to pay a dividend of €1.60 on each no-par value share entitled to receive a dividend and that the amount attributable to the shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting be carried forward.
For German shareholders this dividend will be subject to the so-called “Halbeinkünfteverfahren” which was installed by the “Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung” dated October 23, 2000.
The dividend is payable on January 25, 2008, after deduction of 20% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totalling 21.1%).
Payment of the dividend will be effected by your depositary bank via Clearstream Banking AG.
To claim a refund of the deducted withholding tax, including the solidarity surcharge, domestic shareholders must timely submit a non-taxation attestation (“Nichtveranlagungsbescheinigung”) or a sufficient non-deduction application (“Freistellungsauftrag”) to their depositary bank.
Berlin and Munich, January 24, 2008
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 28, 2008	/s/ Dr. Paul Hobeck
	Name:	Dr. Paul Hobeck
	Title:	Head of Legal Department

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Corporate Legal Counsel